RECEIVED

2007 JUN 28 A 8:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE 82-4297

07024784

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

14 June, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Releases published by the Company on 12 June, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

dw 6/29

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 369,560 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	12,800	6.5175
1999 B-series	25,200	8.25
2001 B-series	162,800	8.50
2003 B-series	41,000	5.405
2003 C-series	127,760	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 60 666 580 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on 19 June, 2007 and 20 June, 2007. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about 21 June, 2007.

The remaining outstanding stock options entitle to subscription of 2,291,840 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media